Exhibit 99.1

HÖEGH LNG PARTNERS LP
NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON JUNE 6, 2018

NOTICE IS HEREBY given that the 2018 Annual Meeting (the “Meeting”) of the limited partners (the “Limited Partners”) of Höegh LNG Partners LP (the “Partnership”) will be held on June 6, 2018, at 12:00 noon local time, at Appleby, Canon’s Court, 22 Victoria Street, Hamilton, HM 12 Bermuda for the following purposes, which are more completely set forth in the accompanying proxy statement:

To consider and vote upon the following proposals:

1.	To elect Morten Høegh as a Class IV Director of the Partnership whose term will expire at the 2022 Annual Meeting of Limited Partners (“Proposal 1”); and

2.	To transact other such business as may properly come before the Meeting or any adjournment or postponement thereof.

Adoption of Proposal 1 requires the affirmative vote of a plurality of the common units of the Partnership represented at the Meeting.

The Board of Directors of the Partnership (the “Board”) has fixed the close of business on May 4, 2018 as the record date for the determination of the Limited Partners entitled to receive notice and vote at the Meeting or any adjournment or postponement thereof.

Pursuant to the Partnership’s Second Amended and Restated Agreement of Limited Partnership dated October 5, 2017, certain holders of the Partnership’s common units may be prohibited from voting a portion of their common units at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR COMMON UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY CARD THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board

/s/ Richard Tyrrell

Richard Tyrrell

Chief Executive Officer and Chief Financial Officer

Dated: May 7, 2018

HÖEGH LNG PARTNERS LP

Wessex House, 5th Floor, 45 Reid Street

Hamilton, HM 12, Bermuda

____________________________________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON JUNE 6, 2018

___________________________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the members of the board of directors (each, a “Director” and collectively, the “Board”) of Höegh LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”), for use at the Partnership’s 2018 Annual Meeting (the “Meeting”) of its limited partners (the “Limited Partners”) to be held at Appleby, Canon’s Court, 22 Victoria Street, Hamilton, HM 12 Bermuda, on June 6, 2018 at 12:00 noon local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners. This Proxy Statement and the accompanying form of proxy are expected to be mailed to Limited Partners entitled to vote at the Meeting on or about May 14, 2018.

VOTING RIGHTS AND OUTSTANDING UNITS

On May 4, 2018 (the “Record Date”), the Partnership had outstanding 19,928,442 common units, representing limited partner interests in the Partnership (the “Common Units”), 5,088,740 Series A Cumulative Redeemable Preferred Units and 13,156,060 subordinated units. Each Limited Partner of record at the close of business on the Record Date, subject to certain limitations as set forth in the Partnership’s Second Amended and Restated Agreement of Limited Partnership dated October 5, 2017 (the “Limited Partnership Agreement”), is entitled to one vote for each Common Unit then held. Limited Partners holding Common Units representing at least 33 1/3% of the Common Units outstanding present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Partnership prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposal set forth on the Notice of Annual Meeting of Limited Partners.

Pursuant to the Limited Partnership Agreement, certain holders of the Common Units may be prohibited from voting a portion of their Common Units at the Meeting.

The Common Units are listed on the New York Stock Exchange under the symbol “HMLP.”

REVOCABILITY OF PROXIES

A Limited Partner giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Chief Executive Officer and Chief Financial Officer of the Partnership at the Partnership’s principal executive office, Wessex House, 5th Floor, 45 Reid Street, Hamilton, HM 12, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

PROPOSAL

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PROPOSAL 1 —election of CLASS IV director

In accordance with the Limited Partnership Agreement, the Board consists of three Directors (the “Appointed Directors”) appointed by Höegh LNG GP LLC, a Marshall Islands limited liability company and the Partnership’s general partner (the “General Partner”), and four Directors who are elected by the holders of the Common Units (the “Elected Directors”).

As provided in the Partnership Agreement, the Appointed Directors serve as directors for terms determined by the General Partner. The four Elected Directors are divided into four classes serving staggered terms. The Board has nominated Morten Høegh, a Class IV Director, for re-election as a Director whose term would expire at the 2022 Annual Meeting of Limited Partners.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person named in the enclosed proxy intends to vote the Common Units authorized thereby FOR the election of the following nominee. It is expected that such nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the person named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

Nominee For Election To The Partnership’s Board Of Directors

Information concerning the nominee for election to the Board as the Class IV Director is set forth below:

Name	Age	Position

Morten Høegh	44	Class IV Director

Certain biographical information about the nominee is set forth below.

Morten Høegh has served as a director of the Partnership since April 2014. Since 2006, Mr. Høegh has served as the Chairman of Höegh LNG Holdings Ltd., and he also serves as chairman of Leif Höegh (U.K.) Limited. Since 2003, he has been a director of Höegh Autoliners Holdings AS (and its predecessors Leif Höegh & Co. ASA, Leif Höegh & Co. Ltd. and Höegh Autoliners Ltd.). Mr. Høegh is a director of Höegh Eiendom Holdings AS and, until October 2014, was a director of Hector Rail AB. He is a director and deputy chairman of Gard P&I (Bermuda) Ltd. and a member of its Risk and Election Committees and a director of certain of its subsidiaries. He also serves as the Chairman of the Western Europe committee of DNV GL. From 1998 to 2000, Mr. Høegh worked as an investment banker with Morgan Stanley. He has a Master in Business Administration from Harvard Business School and a Master of Science in Ocean Systems Management and a Bachelor of Science in Ocean Engineering from the Massachusetts Institute of Technology. He also is a graduate of the Military Russian Program at the Norwegian Defense Intelligence and Security School.

Required Vote: Approval of Proposal 1 requires the affirmative vote of the plurality of the votes cast by holders of the outstanding Common Units present in person or represented by proxy at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

EFFECT OF ABSTENTIONS

Abstentions will not affect the vote on Proposal 1.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Partnership. Solicitation on behalf of the Board will be made primarily by mail, but holders of the Common Units may be solicited by telephone, e-mail, other electronic means or personal contact. Copies of materials for the Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners and will also be available on the Partnership’s website at www.hoeghlngpartners.com.

ANNUAL REPORT AND OTHER MATERIAL FOR MEETING

The Partnership’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “Annual Report”) and copies of the materials for the Meeting are available on the Partnership’s website at www.hoeghlngpartners.com. Any holder of Common Units may receive a hard copy of the Annual Report free of charge upon request by writing to us at: Wessex House, 5th Floor, 45 Reid Street, Hamilton, HM 12, Bermuda.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Meeting other than that stated in the Notice of Annual Meeting of Limited Partners. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

/s/ Richard Tyrrell

Richard Tyrrell

Chief Executive Officer and Chief Financial Officer

May 7, 2018

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